Exhibit (c)(6)

To:	Rock of Ages Special Committee
From:	Covington Associates
Re:	Ethan Starr Letter — August 4, 2010
Component parts of the Starr valuation of ROAC are as follows:
Stock price: $5.50 per share
Comment: Does not consider long-term tax implications; utilizes arbitrary P/E multiple
Quarries: $6 — $10 per share
Comment: No basis for this value; double counting above P/E multiple methodology
Public company expense and Interest savings: $16.6 million or $2.24 per share
Comment: Again double counting. Company is currently public so costs cannot be disregarded; Company also has not paid down debt yet so interest costs cannot be excluded; pretax and buyer based
Starr’s estimates of the value of Rock of Ages range from $13.74 per share to $17.74 per share.